Press release

02055824

Skandia

23 October 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Financial effects for the period January–September 2002

According to information presented in connection with the interim report for the second quarter of 2002, a 1 percentage point increase/decrease in the stock market would have a one-time effect on the operating result of SEK 170 million. This one-time effect is mainly attributable to an increase/decrease in future fees based on fund values.

The trend in the financial markets during the third quarter was not only negative, but also volatile. The decline and uncertainty have had a negative effect on customers' savings behaviour and on funds under management. The aggregate negative effect of this on the result during the third quarter is estimated to be in the range of 16%-19%.

Financial effects during the first half of the year were negative in the amount of SEK 3.0 billion. The aggregate result charge for January through September is thus estimated to be in the range of SEK 5.7 billion to SEK 6.2 billion.

The interim report for the third quarter will be released on 30 October 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46 8 788 3643

dlw 11/18